Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 03/11/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq ISE, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

151 W. 42 Street, New York, NY

26000115

3. Provide the applicant's mailing address (if different):

Office of General Counsel

805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

301.978.8400 (Telephone) 301.978.8472 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Sun Kim, Associate General Counsel, 1-646-420-7816

(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

John A. Zecca

805 King Farm Blvd.

Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 11/16/2004 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/11/2026 (MM/DD/YY) Nasdaq ISE, LLC (Name of applicant)

By: (Signature) Date: 2026.03.11 11:35:15 -04'00' John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, Nasdaq ISE, LLC is making this filing without notarization.

151 West 42nd Street, NY 10036 USA | Nasdaq.com

March 11, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq ISE, LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Exhibit C

- **Nasdaq, Inc.** – Certificate of Amendment to the Amended and Restated Certificate of Incorporation, effective January 14, 2026.
- **Nasdaq Texas, LLC** – Corrected versions of Plan of Conversion and of Limited Liability Company Agreement.
- **Adenza Technology de Mexico, S. de R.L. de C.V** - change in address, effective February 16, 2026, to Calz. Gral. Mariano Escobedo 595, Rincon del Bosque, Bosque de Chapultepec I Seccion, CDMX, Miguel Hidalgo, 11570, Mexico.
- **ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA** – Resignation of Tal Cohen and Brenda Hoffman as directors of this entity, and appointment of Yuliia Kuleshova as a director, effective February 26, 2026.
- **Nasdaq Singapore Pte Ltd** – Resignation of Tal Cohen, Laurent Jacquemin, and Brenda Hoffman as directors of this entity, effective February 19, 2026.
- **Cinnober Financial Technology AB** – appointment of Kaj Ebenfelt as director, effective February 5, 2026.
- **Nasdaq Investment Firm B.V** – new entity formed in the Netherlands. Address of the entity is Parklaan 36, Rotterdam, 3016BC, Netherlands. Registration date for the entity is February 2, 2026, and date of the deed of incorporation is March 1, 2026. Entity is 100% owned by Nasdaq Technology AB. Jan-Willem Bode is Chair, and Joona Heinola and Nikolaj Koskewitsch are Board members.

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NASDAQ, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JANUARY, A.D. 2026, AT 8:10 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

882143 8100
SR# 20260138240

Authentication: 202820784
Date: 01-14-26

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NASDAQ, INC.

Pursuant to Section 242 of the
General Corporation law of the State of Delaware

NASDAQ, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that:

FIRST: Article Sixth of the Amended and Restated Certificate of Incorporation is hereby amended in its entirety to read as follows:

"ARTICLE SIXTH

A. A director or officer of Nasdaq shall not be liable to Nasdaq or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

B. Any repeal or modification of paragraph A shall not adversely affect any right or protection of a director or officer of Nasdaq existing hereunder with respect to any act or omission occurring prior to such repeal or modification."

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 14th day of January, 2026.

NASDAQ, INC.

By: /s/ Erika Moore
Name: Erika Moore
Title: Corporate Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:10 AM 01/14/2026
FILED 08:10 AM 01/14/2026
SR 20260138240 - File Number 882143

PLAN OF CONVERSION

This Plan of Conversion (this "**Plan**") is adopted as of February 13, 2026 and sets forth certain terms of the conversion of Nasdaq BX, Inc, a Delaware corporation (the "**Delaware Corporation**"), to Nasdaq Texas, LLC, a Texas limited liability company (the "**Texas LLC**"), pursuant to the terms of the General Corporation Law of the State of Delaware (as amended, the "**DGCL**") and the Texas Business Organizations Code (as amended, the "**TBOC**").

RECITALS:

A. The Delaware Corporation was incorporated in the State of Delaware on September 20, 1976.

B. Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Section 266 of the DGCL and Title 1, Chapter 10, Subchapter C of the TBOC, the Delaware Corporation will be converted to a Texas Limited Liability Company.

C. The Board of Directors of the Delaware Corporation (the "**Board**") has unanimously (i) determined that the Conversion (as defined below) is advisable and in the best interests of the Delaware Corporation and its stockholders and recommended the approval of the Conversion by the stockholders of the Delaware Corporation and (ii) approved and adopted this Plan, the Conversion and the other documents and transactions contemplated by this Plan, including the Texas Certificate of Formation, Texas LLC Agreement, the Texas By-Laws, the Texas Certificate of Conversion and the Delaware Certificate of Conversion (as each is defined below).

D. The stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion and the other documents and transactions contemplated by this Plan, including the Texas Certificate of Formation, Texas LLC Agreement, the Texas By-Laws, the Texas Certificate of Conversion and the Delaware Certificate of Conversion.

E. In connection with the Conversion, at the Effective Time (as defined below), each share of Common Stock, par value $0.01 per share (the "**Delaware Common Stock**"), of the Delaware Corporation issued and outstanding (or held in treasury) immediately prior to the Effective Time shall be converted into membership interests of the Texas Limited Liability Company (each, a "**Texas Membership Interest**" and, collectively the "**Texas Membership Interests**").

F. The mode of effecting the Conversion shall be as described in this Plan.

ARTICLE I

THE CONVERSION

1.1 **Conversion**. At the Effective Time (as defined below), the Delaware Corporation will be converted to the Texas LLC, pursuant to, and in accordance with, Section 266 of the DGCL and Title 1, Chapter 10, Subchapter C of the TBOC (the "**Conversion**"), whereupon the

Delaware Corporation will continue its existence in the organizational form of the Texas LLC, which will be subject to the laws of the State of Texas.

1.2 **Certificate of Conversion**. Following the approval of the Conversion, including this Plan and the Texas Certificate of Formation, by the Board and the stockholders of the Delaware Corporation, the Delaware Corporation shall file a certificate of conversion in the form attached hereto as Exhibit A (the "**Delaware Certificate of Conversion**") with the Secretary of State of the State of Delaware (the "**Delaware Secretary of State**") and shall file a certificate of conversion in the form attached hereto as Exhibit B (the "**Texas Certificate of Conversion**") and a certificate of formation in the form attached hereto as Exhibit C (the "**Texas Certificate of Formation**") and any and all documents required to be filed with the Secretary of State of the State of Texas (the "**Texas Secretary of State**") in connection with the Conversion and the Delaware Corporation or the Texas LLC, as applicable, and shall make all other filings or recordings required by the DGCL or the TBOC in connection with the Conversion.

1.3 **Effective Time**. The Conversion will become effective upon the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State and the Texas Certificate of Conversion and the Texas Certificate of Formation with the Texas Secretary of State or at such later time as specified in the Delaware Certificate of Conversion and the Texas Certificate of Conversion (the "**Effective Time**").

ARTICLE II

ORGANIZATION

2.1 **Texas Governing Documents**. At the Effective Time, the Texas Certificate of Formation, the limited liability company agreement in the form attached hereto as Exhibit D (the "**Texas LLC Agreement**") and the by-laws of the Texas LLC in the form attached hereto as Exhibit E (the "**Texas By-Laws**" and, together with the Texas Certificate of Formation and the Texas LLC Agreement, the "**Texas Governing Documents**") shall be the formation documents, limited liability company agreement, and by-laws of the Texas LLC until amended and/or restated in accordance with the Texas Governing Documents and applicable law.

2.2 **Directors and Officers**. From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Delaware Corporation or its stockholders, (i) the members of the Board and the officers of the Delaware Corporation holding their respective offices in the Delaware Corporation existing immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Texas LLC and (ii) each committee of the Board as of immediately prior to the Effective Time shall be constituted as a committee of the Board of the Texas LLC, and each member of each committee of the Board of the Delaware Corporation as of immediately prior to the Effective Time shall continue as a member of each corresponding committee of the Board of the Texas LLC as of the Effective Time.

ARTICLE III

EFFECT OF THE CONVERSION

3.1 **Effect of Conversion**. At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the DGCL and the TBOC. Without limitation of the foregoing, for all purposes of the laws of the State of Delaware and the State of Texas, all of the rights, privileges, and powers of the Delaware Corporation, and all property, real, personal, and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, shall remain vested in the Texas LLC and shall be the property of the Texas LLC, and all debts, liabilities, and duties of the Delaware Corporation shall remain attached to the Texas LLC, and may be enforced against the Texas LLC to the same extent as if said debts, liabilities, and duties had originally been incurred or contracted by the Texas LLC.

3.2 **Conversion of Shares**. At the Effective Time, by virtue of the Conversion and without any further action by the Delaware Corporation or its stockholders, (i) each share of Delaware Common Stock issued and outstanding or held in treasury immediately before the Effective Time shall be converted into a Texas Membership Interest, and all options, warrants, restricted stock units or other right to receive, purchase or acquire a share of Delaware Common Stock shall automatically be converted into an entitlement to receive, purchase or acquire a Texas Membership Interest and (ii) each common stock token representing a share of Delaware Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into a Texas Membership Interest. From and after the Effective Time, any stock certificates that immediately prior to the effective time represented issued and outstanding shares of Delaware Common Stock shall be deemed to represent Texas Membership Interests, to which such shares of Delaware Common Stock were converted pursuant to the Conversion.

ARTICLE IV

MISCELLANEOUS

4.1 **Abandonment or Amendment**. At any time prior to the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State, the Delaware Corporation may abandon the proposed Conversion and terminate this Plan to the extent permitted by law or may amend this Plan.

4.2 **Captions**. The captions in this Plan are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Plan.

4.3 **Tax Reporting**. The Conversion is intended to be a "reorganization" for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "**Code**"), and this Plan of Conversion is hereby adopted as a "plan of reorganization" for purposes of the Section 368(a)(1)(F) of the Code.

4.4 **Governing Law**. This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Plan has been executed on behalf of the Delaware Corporation by its officer thereunto duly authorized, as of the date first set forth above.

NASDAQ BX, INC.

DocuSigned by:

By: Erika Moore

C5FA82E957344C7...

Name: Erika Moore

Title: VP

EXHIBIT A

DELAWARE CERTIFICATE OF CONVERSION

EXHIBIT B

TEXAS CERTIFICATE OF CONVERSION

EXHIBIT C

TEXAS CERTIFICATE OF FORMATION

EXHIBIT D

TEXAS LLC AGREEMENT

EXHIBIT E

TEXAS BY-LAWS

Limited Liability Company Agreement of Nasdaq Texas, LLC

This Limited Liability Company Agreement (together with the exhibit and schedules attached hereto, this "Agreement") of Nasdaq Texas, LLC (the "Company" or the "Exchange") is entered into by Nasdaq, Inc., a Delaware corporation (the "Sole LLC Member"). Capitalized terms used and not otherwise defined herein have the meanings set forth on Schedule A hereto.

WHEREAS, Nasdaq BX, Inc. (the "Pre-Conversion Corporation") was formed pursuant to the General Corporation Law of the State of Delaware ("DGCL") by filing a Certificate of Incorporation of the Pre-Conversion Corporation with the office of the Secretary of State of the State of Delaware on September 20, 1976, as amended and restated (the "Certificate of Incorporation"), and such Pre-Conversion Corporation was converted to a Texas limited liability company by filing a Certificate of Conversion with the office of the Secretary of State of the State of Delaware pursuant to DGCL Section 266, and by entering into a Plan of Conversion and filing a Certificate of Conversion of a Foreign Entity Converting to a Texas Filing Entity (Texas Form 647) with the office of the Secretary of State of the State of Texas on February 13, 2026 to form the Company as a limited liability company pursuant to Texas Business Organizations Code, Title 3, Chapter 101 (the "LLC Act");

WHEREAS, the Sole LLC Member desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1. Name.

The name of the limited liability company formed hereby is Nasdaq Texas, LLC.

Section 2. Principal Business Office.

The principal business office of the Company shall be located at 151 W 42nd Street, New York, NY 10036 or such other location as may hereafter be determined by the Board of Directors.

Section 3. Registered Office.

The address of the registered office of the Company in the State of Texas is c/o C T Corporation System, 1999 Bryan Street, Suite 900, Dallas, TX 75201.

Section 4. Registered Agent.

The name and address of the registered agent of the Company for service of process on the Company in the State of Texas is C T Corporation System, 1999 Bryan Street, Suite 900, Dallas, TX 75201.

Section 5. Sole LLC Member.

The mailing address of the Sole LLC Member is set forth on Schedule B attached hereto. The Sole LLC Member agrees to act as a member of the Company upon its execution of a counterpart signature page to this Agreement.

Section 6. Duration.

The existence of the Company as a separate legal entity shall continue until the winding up, revocation, or cancellation of the Company as provided in the LLC Act. Upon the winding up, revocation, or cancellation of the Company in accordance with the LLC Act, this Agreement and the Company shall terminate.

Section 7. Purposes.

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the LLC Act and engaging in any and all activities necessary or incidental to the foregoing. Without limiting the generality of the foregoing, the nature of the business or purposes to be conducted and promoted shall include (i) supporting the operation, regulation, and surveillance of the national securities exchange operated by the Company, (ii) preventing fraudulent and manipulative acts and practices, promoting just and equitable principles of trade, fostering cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, removing impediments to and perfecting the mechanisms of a free and open market and a national market system, and, in general, protecting investors and the public interest, (iii) supporting the various elements of the national market system pursuant to Section 11A of the Exchange Act and the rules thereunder, (iv) fulfilling the Company's self-regulatory responsibilities as set forth in the Exchange Act, and (v) supporting such other initiatives as the Board may deem appropriate.

Section 8. Powers.

The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director ishas hereby designated as a "manager" within the meaning of the LLC Act. The Sole LLC Member may determine at any time in its sole and absolute discretion the number of Directors to constitute the Board. The authorized number of Directors may be increased or decreased by the Sole LLC Member at any time in its sole and absolute discretion, upon notice to all Directors, but no decrease in the number of Directors shall shorten the term of any incumbent Member Representative Director. At least twenty percent (20%) of the Directors shall be Member Representative Directors. All Directors other than the Member Representative Directors shall be elected by the Sole LLC Member in the manner described in the By-Laws. Each Director elected, designated or appointed by the Sole LLC Member shall hold office until a successor is elected and qualified or until such Director's earlier death, resignation, expulsion or removal. Member Representative Directors shall be elected in accordance with the By-Laws. Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the By-Laws. A Director need not be a member of the Company.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company. To the fullest extent permitted by applicable law, the By-Laws, and this Agreement, the Board may delegate any of its powers to a committee appointed pursuant to Section 9(g) or to any Officer, employee or agent of the Company.

(c) By-Laws. The Sole LLC Member hereby adopts the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "By-Laws," and the By-Laws, together with this Agreement, constitute the company agreement of the Company within the meaning of the LLC Act). The Board, each Officer and the Sole LLC Member shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between the provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

(d) Meeting of the Board of Directors. The Board of Directors of the Company may hold meetings, both regular and special, within or outside the State of Texas. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chair of the Board, the Chief Executive Officer, or the President on not less than one day's notice to each Director by telephone, facsimile, mail, telegram or any other means of communication, and special meetings shall be called by the Chair of the Board, the Chief Executive Officer, the President or Secretary in like manner and with like notice upon the written request of at least one-third of the Directors.

All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all Persons other than members of the Board of Directors and Officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also Officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Quorum; LLC Acts of the Board. At all meetings of the Board, a majority of the Directors shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any action required or permitted to be taken at a meeting of the Board or any committee thereof may be taken without a meeting and without prior notice if written consents (including consents transmitted by electronic transmission), setting forth the action so taken, are executed by all members of the Board or committee, as the case may be.

(f) Electronic Communications. Members of the Board, or any committee designated by the Board, may participate in meetings of the Board, or any committee, by means of telephone conference or other communications equipment that allows all Persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or other communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

(g) Committees.

(i) The Board may designate one or more committees, each committee to consist of one or more of the Directors or other Persons. The By-Laws may establish the initial committees, which may be altered, eliminated or restructured by an amendment to the By-Laws. The Board may designate one or more Directors or other Persons as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(ii) Except as otherwise provided by the By-Laws, members of a committee shall hold office for such period as may be fixed by a resolution adopted by the Board. Any member of a committee may be removed from such committee only by the Board. Vacancies in the membership of any committee shall be filled by the Board.

(iii) Each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

(iv) Unless otherwise required by the By-Laws, a majority of a committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be an act of such committee.

(v) To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, except that such committee shall not have the powers of the Board with respect to approving any matters pertaining to the self-regulatory function of the Exchange or relating to the structure of the market which the Exchange regulates. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. In the absence or disqualification of a member of a committee composed solely of Directors, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

(h) Compensation of Directors; Expenses. The Board shall have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, of attendance at meetings of the Board and may be paid a fixed sum for attendance at each meeting of the Board, a stated salary as Director or other remuneration. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

(i) Removal and Resignation of Directors. Unless otherwise restricted by law, any Director may be removed or expelled for cause by the Sole LLC Member, and may be removed by the Board of Directors in the manner provided by the By-Laws. Any vacancy caused by any such removal or expulsion may be filled in the manner provided in the By-Laws. Any Director may resign at any time either upon notice of resignation to the Chair of the Board, the Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(j) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, President, Vice President, Secretary and Treasurer) to any such person. Any number of offices may be held by the same person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Board. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Limited Liability.

Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither the Sole LLC Member nor any Director shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Sole LLC Member or Director of the Company.

Section 12. Capital Contributions.

The Sole LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 13. Additional Contributions.

The Sole LLC Member is not required to make any additional capital contribution to the Company. However, the Sole LLC Member may make additional capital contributions to the Company at any time upon the consent of such Sole LLC Member. To the extent that the Sole LLC Member makes an additional capital contribution to the Company, the Sole LLC Member shall revise the books and records of the Company. The provisions of this Agreement, including this Section 13, are intended to benefit the Sole LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and the Sole LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

Section 14. Allocation of Profits and Losses.

The Company's profits and losses shall be allocated to the Sole LLC Member.

Section 15. Distributions.

Distributions shall be made to the Sole LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, (i) the Company shall not be required to make a distribution to the Sole LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law or is otherwise required to fulfill the regulatory functions or responsibilities of the Company, and (ii) Regulatory Funds shall not be used for non-regulatory purposes, but rather shall be used to fund the legal, regulatory and surveillance operations of the Company and the Company shall not make a distribution to the Sole LLC Member using Regulatory Funds.

Section 16. Books and Records.

The Board shall keep or cause to be kept within the United States complete and accurate books of account and records with respect to the Company's business. The books of the Company shall at all times be maintained by the Board. The Company's books of account shall be kept using the method of accounting determined by the Sole LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

Other than as provided in this Section 16 with respect to the Commission (defined below), all confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any Persons other than to those Officers, Directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the Officers, Directors, employees and agents of the Company; and (iii) not be used for any non-regulatory purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the U.S. Securities and Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit and impede the ability of any Officers, Directors, employees or agents of the Company to disclose such confidential information to the Commission.

Section 17. Reports.

The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants, if any, to prepare and transmit to the Sole LLC

Member as promptly as possible any such tax information as may be reasonably necessary to enable the Sole LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 18. Other Business.

Unless otherwise restricted by law, the Sole LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the Sole LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 19. Exculpation and Indemnification.

(a) Neither the Sole LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or Affiliate of the Sole LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 19 by the Company shall be provided out of and to the extent of Company assets only, and the Sole LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 19.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Sole LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 19 shall survive any termination of this Agreement.

Section 20. Assignments.

The Sole LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company, unless such transfer or assignment is filed with and approved by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act.

Section 21. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the Sole LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the Sole LLC Member or the occurrence of any other event that terminates the continued membership of the Sole LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 11.301 et. seq. of the LLC Act.

(b) Notwithstanding any other provision of this Agreement, the Bankruptcy of the Sole LLC Member shall not cause the Sole LLC Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 11.053 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Sole LLC Member in the manner provided for in this Agreement and (ii) the cancellation of the Company, as required by the LLC Act.

Section 22. Benefits of Agreement; No Third-Party Rights.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Sole LLC Member. Nothing in this Agreement shall be deemed to create any right in any Person (other than Covered Persons and, to the extent provided in Article II of the By-Laws, Nasdaq Texas Members) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and, to the extent provided in Article II of the By-Laws, Nasdaq Texas Members).

Section 23. Severability of Provisions.

Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 24. Entire Agreement.

This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 25. Binding Agreement.

Notwithstanding any other provision of this Agreement, the Sole LLC Member agrees that this Agreement constitutes a legal, valid and binding agreement of the Sole LLC Member and is enforceable against the Sole LLC Member, in accordance with its terms.

Section 26. Governing Law.

This Agreement shall be governed by and construed under the laws of the State of Texas (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 27. Amendments.

This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the Sole LLC Member. Amendments to this Agreement shall not become effective until filed with, or filed with and approved by, the Commission, as required under Section 19 of the Exchange Act and the rules promulgated thereunder.

Section 28. Notices.

Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 2, (ii) in the case of the Sole LLC Member, to the Sole LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the 13th day of February, 2026.

SOLE LLC MEMBER:

NASDAQ, INC.

DocuSigned by:
Erika Moore
C5FA82E957344C7...

Name: Erika Moore
Title: Corporate Secretary

SCHEDULE A

Definitions

A. Definitions

When used in this Agreement, the following terms not otherwise defined herein have the following meanings:

"Affiliate" has the meaning ascribed to that term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement.

"Agreement" means this Limited Liability Company Agreement of the Company, together with the exhibit and schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in the Texas Business Organizations Code.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9.

"Certificate of Conversion" means a certificate filed for the purpose of converting a Delaware entity to a non-Delaware entity, as contemplated by § 266 of the DGCL, or a certificate filed for the purpose of converting a non-Texas entity to a Texas entity, as contemplated by § 10.102 of the Texas Business Organizations Code, as applicable.

"Certificate of Incorporation" has the meaning set forth in the preamble to this Agreement.

"Company" means Nasdaq Texas, LLC, a Texas limited liability company.

"Covered Persons" has the meaning set forth in Section 19.

"Directors" means the Persons elected/appointed to the Board of Directors from time to time in accordance with this Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"LLC Act" has the meaning set forth in the preamble to this Agreement.

"Member Representative Director" means a Director who has been elected or appointed in accordance with the procedures established by Article II of the By-Laws.

"Nasdaq Texas Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. A Nasdaq Texas Member is not a member of the Company by reason of being a Nasdaq Texas Member.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

"Sole LLC Member" means Nasdaq, Inc., a Delaware corporation, as the sole member of the Company.

B. Rules of Construction

Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this Agreement.

SCHEDULE B

Sole LLC Member

Name	Mailing Address	Limited Liability Company Interest
Nasdaq, Inc.	151 West 42nd Street, New York, New York 10036	100%

EXHIBIT A

Bylaws of Nasdaq Texas, LLC

(Attached)

LOYENS LOEFF

CORB/VIERE/TIMB/5178314/40086644
#60937440
Execution copy

STATUTENWIJZIGING
(*Nasdaq Investment Firm B.V.*)

Op negen maart tweeduizend zesentwintig is voor mij, mr. Bastiaan Cornelis ——— Cornelisse, notaris met plaats van vestiging Amsterdam, verschenen: ———
mevrouw mr. Eline Hedwig Viersen, geboren te 's-Gravenhage op negentien ——— augustus negentienhonderd zevenentachtig, met kantooradres Parnassusweg 300, — 1081 LC Amsterdam. ———
De comparant heeft het volgende verklaard: ———
de algemene vergadering van **Nasdaq Investment Firm B.V.**, een besloten ——— vennootschap met beperkte aansprakelijkheid, statutair gevestigd te Amsterdam en — met adres: Parklaan 36, 3016 BC Rotterdam, ingeschreven in het handelsregister —— onder nummer 99669811 (**vennootschap**), heeft op negen maart tweeduizend ——— vijfentwintig besloten de statuten van de vennootschap te wijzigen en geheel opnieuw vast te stellen, alsmede om de comparant te machtigen deze akte te doen passeren. -
Van deze besluitvorming blijkt uit een kopie van een aandeelhoudersbesluit, die aan – deze akte zal worden gehecht (***Bijlage***). ———
De statuten van de vennootschap zijn vastgesteld bij oprichting van de vennootschap, bij notariële akte op dertig januari tweeduizend zesentwintig verleden voor mr. B.C. — Cornelisse, notaris met plaats van vestiging Amsterdam. De statuten van de ——— vennootschap zijn sedertdien niet gewijzigd. ———
Ter uitvoering van voormeld besluit tot wijziging van de statuten worden de statuten — van de vennootschap hierbij gewijzigd en geheel opnieuw vastgesteld als volgt. ———

STATUTEN:

1 Begripsbepalingen

1.1 In deze statuten wordt verstaan onder:

aandeel: een aandeel in het kapitaal van de vennootschap;

aandeelhouder: een houder van een of meer aandelen;

algemene vergadering: de algemene vergadering van de vennootschap;

belet: belet als bedoeld in artikel 2:244 lid 4 van het Burgerlijk Wetboek, waaronder begrepen de situatie dat de betreffende persoon schriftelijk heeft aangegeven dat sprake is van belet gedurende een bepaalde periode;

bestuur: het bestuur van de vennootschap, bestaande uit een of meer uitvoerende bestuurders en een of meer niet uitvoerende bestuurders;

bestuurder: een lid van het bestuur, tenzij het tegendeel blijkt is hieronder begrepen iedere uitvoerende bestuurder en iedere niet uitvoerende bestuurder;

gegadigden: heeft de betekenis zoals daaraan toegekend in artikel 9.4;

IFD: de Investment Firm Directive (Richtlijn 2019/2034), zoals van tijd tot tijd gewijzigd;

IFR: de Investment Firm Regulation (Verordening 2019/2033), zoals van tijd tot tijd gewijzigd;

schriftelijk: bij brief, e-mail, of door een op andere wijze langs elektronische weg toegezonden leesbaar en reproduceerbaar bericht, mits de identiteit van de verzender met afdoende zekerheid kan worden vastgesteld;

vennootschapsorgaan: het bestuur of de algemene vergadering;

verzoeker: heeft de betekenis zoals daaraan toegekend in artikel 9.2;

Wft: de Wet op het financieel toezicht, zoals van tijd tot tijd gewijzigd.

1.2 Verwijzingen naar artikelen verwijzen naar artikelen van deze statuten, tenzij het tegendeel blijkt.

2 Naam en zetel

2.1 De naam van de vennootschap is:

Nasdaq Investment Firm B.V.

2.2 De vennootschap is gevestigd te Amsterdam.

3 Doel

De vennootschap heeft ten doel het uitoefenen van werkzaamheden van een beleggingsonderneming in de zin van artikel 1:1 van de Wft, waaronder het verlenen van beleggingsdiensten en nevendiensten aan haar cliënten, alsmede het deelnemen in en het voeren van bestuur over andere ondernemingen en vennootschappen, het financieren, het verlenen van garanties en het stellen van zekerheid voor verplichtingen van de vennootschap en anderen en al hetgeen met het voorgaande verband houdt of daaraan bevorderlijk kan zijn, alles in de ruimste zin van het woord.

4 Kapitaal

4.1 Het nominale bedrag van elk van de aandelen bedraagt één euro (EUR 1,00).

4.2 Alle aandelen luiden op naam. Aandeelbewijzen worden niet uitgegeven.

5 Register

Het bestuur houdt een register waarin worden opgenomen de namen en adressen van alle aandeelhouders, pandhouders en vruchtgebruikers.

6 Uitgifte aandelen

LOYENS LOEFF

6.1 Uitgifte van aandelen geschiedt krachtens besluit van de algemene vergadering. De algemene vergadering kan haar bevoegdheid hiertoe overdragen aan het bestuur en kan deze overdracht herroepen.

6.2 Bij het besluit tot uitgifte van aandelen worden de uitgifteprijs en de verdere voorwaarden van uitgifte bepaald.

6.3 Iedere aandeelhouder heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke nominale bedrag van zijn aandelen, behoudens de wettelijke beperkingen en het bepaalde in artikel 6.4.

6.4 Het voorkeursrecht kan, telkens voor een enkele uitgifte, worden beperkt of uitgesloten bij besluit van het tot uitgifte bevoegde vennootschapsorgaan.

6.5 Het hiervoor in dit artikel 6 bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

6.6 Voor uitgifte van een aandeel is voorts vereist een daartoe bestemde ten overstaan van een notaris met plaats van vestiging in Nederland verleden akte waarbij de betrokkenen partij zijn.

6.7 Bij uitgifte van elk aandeel moet daarop het gehele nominale bedrag worden gestort.

7 Eigen aandelen en kapitaalvermindering

7.1 Verkrijging van volgestorte eigen aandelen of certificaten daarvan geschiedt krachtens besluit van het bestuur, waarbij voor een besluit tot verkrijging anders dan om niet goedkeuring van de algemene vergadering is vereist.

7.2 De algemene vergadering kan besluiten tot vermindering van het geplaatste kapitaal van de vennootschap.

8 Levering aandelen

8.1 Voor de levering van een aandeel is vereist een daartoe bestemde ten overstaan van een notaris met plaats van vestiging in Nederland verleden akte waarbij de betrokkenen partij zijn.

8.2 Behoudens in het geval dat de vennootschap zelf bij de rechtshandeling partij is, kunnen de aan een aandeel verbonden rechten eerst worden uitgeoefend nadat de vennootschap de rechtshandeling heeft erkend of de akte aan haar is betekend, overeenkomstig hetgeen in de wet is bepaald.

9 Blokkeringsregeling (goedkeuring algemene vergadering)

9.1 Een overdracht van een of meer aandelen kan slechts plaatsvinden met inachtneming van hetgeen hierna in dit artikel 9 is bepaald, tenzij (i) alle aandeelhouders schriftelijk goedkeuring voor de voorgenomen overdracht hebben verleend, welke goedkeuring alsdan voor een periode van drie (3) maanden geldig is, of (ii) de desbetreffende aandeelhouder krachtens de wet tot overdracht van zijn aandelen aan een eerdere aandeelhouder verplicht is of (iii) het betreft verkrijging van volgestorte eigen aandelen.

9.2 Een aandeelhouder die een of meer aandelen wenst over te dragen (**verzoeker**) behoeft daarvoor de goedkeuring van de algemene vergadering. Het verzoek om goedkeuring wordt gedaan door middel van een kennisgeving gericht aan het bestuur, onder opgave van het aantal aandelen dat de

LOYENS LOEFF

verzoeker wenst over te dragen en de persoon of personen aan wie hij die aandelen wenst over te dragen. Het bestuur is verplicht om ter behandeling van het verzoek tot goedkeuring een algemene vergadering bijeen te roepen en te doen houden binnen zes (6) weken na ontvangst van het verzoek. Bij de oproeping tot de vergadering wordt de inhoud van het verzoek vermeld.

9.3 Indien de algemene vergadering de gevraagde goedkeuring verleent, mag de verzoeker tot drie (3) maanden nadien de desbetreffende aandelen, en niet slechts een deel daarvan, vrijelijk overdragen aan de persoon of personen die daartoe in het verzoek om goedkeuring waren genoemd.

9.4 Indien:

(a) door de algemene vergadering omtrent het verzoek tot goedkeuring geen besluit is genomen binnen zes (6) weken nadat het verzoek door het bestuur is ontvangen; of

(b) de gevraagde goedkeuring is geweigerd zonder dat de algemene vergadering gelijktijdig met de weigering aan de verzoeker opgave doet van een of meer personen die bereid zijn al de aandelen waarop het verzoek tot goedkeuring betrekking heeft tegen contante betaling te kopen (**gegadigden**),

wordt de gevraagde goedkeuring geacht te zijn verleend en wel, in het onder (a) bedoelde geval, op de laatste dag van de daarin genoemde termijn van zes (6) weken.

9.5 De aandelen waarop het verzoek tot goedkeuring betrekking heeft, kunnen door de gegadigden worden gekocht tegen een prijs, die wordt vastgesteld door de verzoeker en de gegadigden in onderling overleg of door een of meer door hen gezamenlijk aan te wijzen deskundigen. Indien zij over de prijs of de deskundige(n) geen overeenstemming bereiken, wordt de prijs vastgesteld door drie (3) onafhankelijke deskundigen, van wie één (1) aan te wijzen door de verzoeker, één (1) door de gegadigde(n) en de derde door de aldus benoemde deskundigen tezamen. De aangewezen deskundigen zijn gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap en tot het verkrijgen van alle inlichtingen waarvan kennisneming voor hun prijsvaststelling dienstig is.

9.6 Binnen één (1) maand na vaststelling van de prijs dienen de gegadigden aan het bestuur op te geven hoeveel van de aandelen waarop het verzoek betrekking heeft zij wensen te kopen; een gegadigde van wie deze opgave niet binnen genoemde termijn is ontvangen, wordt niet langer als gegadigde aangemerkt. Na de opgave als bedoeld in de vorige volzin kan een gegadigde zich slechts terugtrekken met goedkeuring van de andere gegadigden.

9.7 De verzoeker is bevoegd zich terug te trekken tot één (1) maand na de dag waarop hem bekend wordt aan welke gegadigde of gegadigden hij al de aandelen waarop het verzoek tot goedkeuring betrekking had, kan verkopen en tegen welke prijs. De verzoeker is verplicht binnen twee (2) weken na afloop van die termijn mee te werken aan de levering van de aandelen. Indien de verzoeker zich niet tijdig terugtrekt, en zijn verplichting tot overdracht niet binnen de gestelde termijn nakomt, is de vennootschap onherroepelijk gemachtigd die aandelen aan de gegadigde of gegadigden te leveren. Indien het bestuur daartoe overgaat, geeft zij daarvan onverwijld kennis aan de desbetreffende aandeelhouder. Indien de vennootschap de levering tot stand brengt, is de vennootschap namens de rechthebbende bevoegd tot inning van de koopprijs, onder de verplichting deze zo spoedig mogelijk doch uiterlijk tien (10) werkdagen na ontvangst van het door de rechthebbende opgegeven rekeningnummer aan de rechthebbende door te betalen, na aftrek van de voor diens rekening komende kosten.

9.8 Alle kennisgevingen en opgaven als bedoeld in dit artikel 9 dienen te worden gedaan bij aangetekende brief of tegen ontvangstbewijs. De oproeping tot de algemene vergadering geschiedt overeenkomstig hetgeen in deze statuten is bepaald.

9.9 Alle kosten die zijn verbonden aan de benoeming van deskundigen en hun prijsvaststelling komen ten laste van:

(a) de verzoeker, indien deze zich terugtrekt;

(b) de verzoeker voor de helft en de kopers voor de andere helft, indien de aandelen door gegadigden zijn gekocht, met dien verstande dat iedere koper in de kosten bijdraagt in verhouding tot het aantal door hem gekochte aandelen;

(c) de vennootschap in niet onder (a) of (b) genoemde gevallen.

9.10 De voorgaande leden van dit artikel 9 zijn van overeenkomstige toepassing ten aanzien van rechten tot het nemen van aandelen en voorkeursrechten.

10 Pandrecht en vruchtgebruik

10.1 Het bepaalde in artikel 8 is van overeenkomstige toepassing op de vestiging van een pandrecht op aandelen en op de vestiging of levering van een vruchtgebruik op aandelen.

10.2 Het stemrecht op een aandeel kan niet aan de vruchtgebruiker of pandhouder worden toegekend.

10.3 Vruchtgebruikers of pandhouders hebben niet de rechten die de wet toekent aan houders van certificaten van aandelen waaraan vergaderrecht is verbonden.

11 Bestuurders

11.1 Het bestuur bestaat uit een of meer uitvoerende bestuurders en een of meer niet uitvoerende bestuurders. Het aantal uitvoerende bestuurders en niet uitvoerende bestuurders zal door de algemene vergadering worden vastgesteld.

11.2 Bestuurders worden benoemd door de algemene vergadering. De algemene vergadering bepaalt bij de benoeming of een bestuurder wordt benoemd tot uitvoerende bestuurder of niet uitvoerende bestuurder.

11.3 De algemene vergadering wijst een van de niet uitvoerende bestuurders aan als voorzitter van het bestuur.

11.4 De uitvoerende bestuurders zijn in het bijzonder belast met de dagelijkse leiding van de vennootschap en de met haar verbonden onderneming en de niet uitvoerende bestuurders hebben de taak om toezicht te houden op de taakuitoefening door de bestuurders. Laatstgenoemde taak kan niet door een taakverdeling aan de niet uitvoerende bestuurders worden ontnomen. Zowel natuurlijke personen als rechtspersonen kunnen uitvoerende bestuurder zijn. — Slechts natuurlijke personen kunnen niet uitvoerende bestuurder zijn. ———

11.5 Iedere bestuurder kan te allen tijde door de algemene vergadering worden —— geschorst en ontslagen. Een uitvoerende bestuurder kan ook door het bestuur - worden geschorst. Een schorsing door het bestuur kan te allen tijde door de — algemene vergadering worden opgeheven. ———

11.6 De bevoegdheid tot vaststelling van een bezoldiging en verdere ——— arbeidsvoorwaarden voor bestuurders komt toe aan de algemene vergadering. -

12 Bestuurstaak, besluitvorming, taakverdeling en tegenstrijdig belang ———

12.1 Het bestuur is belast met het besturen van de vennootschap. Bij de vervulling — van hun taak richten de bestuurders zich naar het belang van de vennootschap en de met haar verbonden onderneming, welk belang onder meer omvat maar - niet beperkt is tot het belang van (i) cliënten waarvoor de vennootschap ——— beleggingsdiensten verleent zoals gedefinieerd in de Wft, en (ii) de ——— aandeelhouder van de vennootschap en de vennootschappen die met de ——— vennootschap in een groep verbonden zijn. Het bestuur is voorts onder meer — verantwoordelijk voor de naleving van alle relevante wet- en regelgeving door — de vennootschap. ———

12.2 In het bestuur heeft iedere bestuurder één (1) stem. ———

12.3 Alle besluiten van het bestuur worden genomen met meer dan de helft van de — uitgebrachte stemmen. ———

12.4 Besluiten van het bestuur kunnen ook buiten vergadering worden genomen, — schriftelijk of op andere wijze, mits het desbetreffende voorstel aan alle in —— functie zijnde bestuurders is voorgelegd en geen van hen zich tegen deze wijze van besluitvorming verzet. ———

12.5 Het bestuur kan nadere regels vaststellen omtrent de besluitvorming en ——— werkwijze van het bestuur. In dat kader kan het bestuur onder meer bepalen — met welke taak iedere bestuurder meer in het bijzonder zal zijn belast. Het —— bestuur mag daarbij niet afwijken van de hiervoor in artikel 11.4 omschreven — taakverdeling tussen de uitvoerende en de niet uitvoerende bestuurders. In —— overeenstemming met het bepaalde in artikel 2:239a lid 3 van het Burgerlijk —— Wetboek kan het bestuur ook bepalen dat een bestuurder rechtsgeldig kan —— besluiten omtrent zaken die tot zijn taak behoren. Deze regels en taakverdeling moeten schriftelijk worden vastgelegd en kunnen door de algemene ——— vergadering aan haar goedkeuring worden onderworpen. ———

12.6 Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming, indien hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met - het belang van de vennootschap en de met haar verbonden onderneming. De — vorige volzin vindt geen toepassing wanneer ten aanzien van alle bestuurders — sprake is van een dergelijk persoonlijk belang. In dat geval behoudt het bestuur haar bevoegdheid, onverminderd het bepaalde in artikel 13.2. ———

13 Goedkeuring bestuursbesluiten ———

13.1 De algemene vergadering is bevoegd besluiten van het bestuur aan haar —— goedkeuring te onderwerpen. Deze besluiten dienen duidelijk te worden ——— omschreven en schriftelijk aan het bestuur te worden meegedeeld. ———

13.2 Een besluit van het bestuur tot het verrichten van een rechtshandeling ten aanzien waarvan een of meer van de bestuurders een direct of indirect persoonlijk belang hebben dat tegenstrijdig is met het belang van de vennootschap en de met haar verbonden onderneming, is onderworpen aan de goedkeuring van de algemene vergadering.

13.3 Het bestuur kan de rechtshandelingen als bedoeld in artikel 2:204 van het Burgerlijk Wetboek verrichten zonder voorafgaande goedkeuring van de algemene vergadering.

13.4 Het ontbreken van goedkeuring van de algemene vergadering voor een besluit als bedoeld in dit artikel 13 tast de vertegenwoordigingsbevoegdheid van het bestuur of bestuurders niet aan.

14 Vertegenwoordiging

14.1 Het bestuur is bevoegd de vennootschap te vertegenwoordigen. De bevoegdheid tot vertegenwoordiging komt mede aan iedere uitvoerende bestuurder toe.

14.2 Het bestuur kan functionarissen met algemene of beperkte vertegenwoordigingsbevoegdheid aanstellen. Ieder van hen vertegenwoordigt de vennootschap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. De titulatuur van deze functionarissen wordt door het bestuur bepaald. Deze functionarissen kunnen worden ingeschreven in het handelsregister, met vermelding van de omvang van hun vertegenwoordigingsbevoegdheid.

15 Ontstentenis of belet bestuurder

15.1 In geval van ontstentenis of belet van een uitvoerende bestuurder zijn de overblijvende uitvoerende bestuurders of is de overblijvende uitvoerende bestuurder tijdelijk met de uitvoerende bestuurstaken van de vennootschap belast. In geval van ontstentenis of belet van alle uitvoerende bestuurders of van de enige uitvoerende bestuurder zijn de niet uitvoerende bestuurders tijdelijk met de uitvoerende bestuurstaken van de vennootschap belast, met de bevoegdheid de uitvoerende bestuurstaken van de vennootschap tijdelijk op te dragen aan een of meer niet uitvoerende bestuurders en/of een of meer andere personen.

15.2 In geval van ontstentenis of belet van een niet uitvoerende bestuurder zijn de overblijvende niet uitvoerende bestuurders of is de overblijvende niet uitvoerende bestuurder tijdelijk met de uitoefening van de taken en bevoegdheden van de betreffende niet uitvoerende bestuurder belast. In geval van ontstentenis of belet van alle niet uitvoerende bestuurders of van de enige niet uitvoerende bestuurder, is de algemene vergadering bevoegd de uitoefening van de taken en bevoegdheden van niet uitvoerende bestuurders tijdelijk op te dragen aan een of meer natuurlijke personen.

16 Boekjaar en jaarrekening

16.1 Het boekjaar van de vennootschap valt samen met het kalenderjaar.

16.2 Jaarlijks binnen vijf (5) maanden na afloop van het boekjaar, behoudens verlenging van deze termijn met ten hoogste vijf (5) maanden door de algemene vergadering op grond van bijzondere omstandigheden, maakt het bestuur een jaarrekening op en legt deze voor de aandeelhouders ter inzage ten kantore van de vennootschap.

16.3 Binnen deze termijn legt het bestuur ook het bestuursverslag ter inzage voor de aandeelhouders.

16.4 De jaarrekening bestaat uit een balans, een winst- en verliesrekening en een toelichting.

16.5 De jaarrekening wordt ondertekend door de bestuurders. Ontbreekt de ondertekening van een of meer van hen, dan wordt daarvan onder opgave van reden melding gemaakt.

16.6 De vennootschap kan, en indien daartoe wettelijk verplicht, zal, aan een accountant opdracht verlenen tot onderzoek van de jaarrekening. Tot het verlenen van de opdracht is de algemene vergadering bevoegd.

16.7 De algemene vergadering stelt de jaarrekening vast. Ondertekening van de jaarrekening door de bestuurders geldt niet tevens als vaststelling door de algemene vergadering, ook niet indien alle aandeelhouders tevens bestuurder zijn.

16.8 De algemene vergadering kan volledige of beperkte decharge verlenen aan de bestuurders voor het gevoerde bestuur.

16.9 De voorgaande leden van dit artikel 16 zijn van toepassing, tenzij artikel 2:395a, artikel 2:396 of artikel 2:403 van het Burgerlijk Wetboek voor de vennootschap geldt en daarin anders is bepaald.

17 Winst en uitkeringen

17.1 De algemene vergadering is bevoegd tot bestemming van de winst die door vaststelling van de jaarrekening is bepaald. Indien de algemene vergadering niet voorafgaand aan of uiterlijk direct na het besluit tot vaststelling van de jaarrekening een besluit neemt tot bestemming van de winst, zal de winst worden gereserveerd.

17.2 De algemene vergadering is bevoegd tot vaststelling van uitkeringen met inachtneming van de vereisten op grond van de Wft, en rekening houdend met de beperkingen die de IFD/IFR daaraan stelt. Indien de vennootschap reserves krachtens de wet moet aanhouden, geldt deze bevoegdheid uitsluitend voor zover het eigen vermogen groter is dan die reserves. Een besluit van de algemene vergadering dat strekt tot uitkering heeft geen gevolgen zolang het bestuur geen goedkeuring heeft verleend. Het bestuur mag deze goedkeuring slechts weigeren indien zij weet of redelijkerwijs behoort te voorzien dat de vennootschap na de uitkering niet zal kunnen blijven voortgaan met het betalen van haar opeisbare schulden.

18 Algemene vergadering

18.1 Tijdens ieder boekjaar wordt ten minste één (1) algemene vergadering, de jaarvergadering, gehouden of wordt ten minste eenmaal overeenkomstig artikel 24 besloten.

18.2 Algemene vergaderingen worden bijeengeroepen door en gehouden zo dikwijls het bestuur dat nodig acht. Voorts kunnen algemene vergaderingen bijeengeroepen worden door aandeelhouders, tezamen vertegenwoordigende ten minste de helft van het geplaatste kapitaal van de vennootschap.

18.3 Een of meer aandeelhouders die alleen of gezamenlijk ten minste één

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honderdste (1/100) gedeelte van het geplaatste kapitaal van de vennootschap vertegenwoordigen, kunnen aan het bestuur schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek richten een algemene vergadering bijeen te roepen. Indien het bestuur niet de nodige maatregelen heeft getroffen, opdat de vergadering binnen vier (4) weken na ontvangst van het verzoek kan worden gehouden, zijn de verzoekers zelf tot bijeenroeping bevoegd.

19 Oproeping en plaats van vergaderingen

19.1 Ter uitvoering van de bijeenroeping kan een vergadering worden opgeroepen door (i) degene(n) die de vergadering bijeen heeft of hebben geroepen, alsmede (ii) iedere bestuurder en (iii) degene(n) die daartoe bij de bijeenroeping is of zijn aangewezen (indien van toepassing).

19.2 De oproeping van de vergadering geschiedt niet later dan op de achtste (8e) dag voor die van de vergadering.

19.3 Bij de oproeping worden de te behandelen onderwerpen vermeld.

19.4 Een onderwerp, waarvan de behandeling niet later dan dertig (30) dagen vóór de dag van de vergadering schriftelijk is verzocht door een of meer aandeelhouders die alleen of gezamenlijk ten minste één honderdste (1/100) gedeelte van het geplaatste kapitaal van de vennootschap vertegenwoordigen, wordt opgenomen in de oproeping of op dezelfde wijze als de overige onderwerpen aangekondigd, mits geen zwaarwichtig belang van de vennootschap zich daartegen verzet.

19.5 De oproeping geschiedt door middel van oproepingsbrieven gericht aan de adressen van de aandeelhouders, zoals deze zijn vermeld in het register bedoeld in artikel 5. Een aandeelhouder kan tevens worden opgeroepen tot de vergadering door een langs elektronische weg toegezonden leesbaar en reproduceerbaar bericht aan het adres dat door hem voor dit doel aan de vennootschap bekend is gemaakt.

19.6 Algemene vergaderingen worden gehouden in de gemeente waar de vennootschap volgens deze statuten gevestigd is. Algemene vergaderingen kunnen ook elders worden gehouden, mits alle aandeelhouders hebben ingestemd met de plaats van de vergadering en de bestuurders voorafgaand aan de besluitvorming in de gelegenheid zijn gesteld om advies uit te brengen.

20 Toegang

20.1 Iedere aandeelhouder is bevoegd de algemene vergaderingen bij te wonen, daarin het woord te voeren en, voor zover hem het stemrecht toekomt, het stemrecht uit te oefenen. Aandeelhouders kunnen zich ter vergadering doen vertegenwoordigen door een schriftelijk gevolmachtigde.

20.2 Iedere aandeelhouder of zijn vertegenwoordiger die ter vergadering aanwezig is, moet de presentielijst tekenen. De voorzitter van de vergadering kan bepalen dat de presentielijst ook moet worden getekend door andere personen die ter vergadering aanwezig zijn.

20.3 De bestuurders hebben als zodanig in de algemene vergaderingen een raadgevende stem.

20.4 Omtrent toelating van andere personen tot de vergadering beslist de voorzitter

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van de vergadering.

21 Voorzitter en notulist

21.1 De voorzitter van een algemene vergadering wordt aangewezen door de ter vergadering aanwezige stemgerechtigden, met meer dan de helft van de uitgebrachte stemmen. Tot het moment waarop dat is gebeurd, treedt een bestuurder als voorzitter op, dan wel, indien geen bestuurder ter vergadering aanwezig is, de in leeftijd oudste ter vergadering aanwezige persoon.

21.2 De voorzitter van de vergadering wijst voor de vergadering een notulist aan.

22 Notulen en aantekening van aandeelhoudersbesluiten

22.1 Van het verhandelde in een algemene vergadering worden notulen gehouden door de notulist van de vergadering. De notulen worden vastgesteld door de voorzitter en de notulist van de vergadering en ten blijke daarvan door hen ondertekend.

22.2 Het bestuur maakt aantekening van alle door de algemene vergadering genomen besluiten. Indien het bestuur niet ter vergadering is vertegenwoordigd, wordt door of namens de voorzitter van de vergadering een afschrift van de genomen besluiten zo spoedig mogelijk na de vergadering aan het bestuur verstrekt. De aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders. Aan ieder van hen wordt desgevraagd een afschrift van of uittreksel uit de aantekeningen verstrekt.

23 Besluitvorming

23.1 Elk aandeel geeft recht op één (1) stem.

23.2 Voor zover de wet of deze statuten geen grotere meerderheid voorschrijven, worden alle besluiten van de algemene vergadering genomen met meer dan de helft van de uitgebrachte stemmen.

23.3 Staken de stemmen, dan is het voorstel verworpen.

23.4 Indien de door de wet of deze statuten gegeven voorschriften voor het oproepen en houden van algemene vergaderingen niet in acht zijn genomen, kunnen ter vergadering alleen geldige besluiten door de algemene vergadering worden genomen, indien alle aandeelhouders ermee hebben ingestemd dat besluitvorming plaatsvindt en de bestuurders voorafgaand aan de besluitvorming in de gelegenheid zijn gesteld advies uit te brengen.

23.5 Voor aandelen die toebehoren aan de vennootschap of een dochtermaatschappij en voor aandelen waarvan de vennootschap of een dochtermaatschappij de certificaten houdt, kan in de algemene vergadering geen stem worden uitgebracht. De vennootschap of een dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een pandrecht of een recht van vruchtgebruik heeft.

24 Besluitvorming buiten vergadering

24.1 Besluitvorming van aandeelhouders kan op andere wijze dan in een vergadering geschieden, mits alle aandeelhouders schriftelijk met deze wijze van besluitvorming hebben ingestemd. De stemmen worden schriftelijk uitgebracht. De bestuurders worden voorafgaand aan de besluitvorming in de gelegenheid gesteld om advies uit te brengen.

24.2 Voor de toepassing van artikel 24.1 wordt aan het vereiste van schriftelijkheid

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van de stemmen tevens voldaan indien het besluit onder vermelding van de wijze waarop ieder stemt schriftelijk of elektronisch is vastgelegd en door alle aandeelhouders is ondertekend.

24.3 Het bestuur maakt zodra zij van het besluit kennis heeft genomen, daarvan aantekening en voegt deze bij de aantekeningen bedoeld in artikel 22.2.

25 Statutenwijziging

De algemene vergadering is bevoegd deze statuten te wijzigen. Wanneer in een algemene vergadering een voorstel tot statutenwijziging wordt gedaan, moet zulks steeds bij de oproeping tot de vergadering worden vermeld. Tegelijkertijd moet een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap ter inzage worden gelegd voor de aandeelhouders tot de afloop van de vergadering.

26 Ontbinding en vereffening

26.1 De vennootschap kan worden ontbonden door een daartoe strekkend besluit van de algemene vergadering. Wanneer in een algemene vergadering een voorstel tot ontbinding van de vennootschap wordt gedaan, moet dat bij de oproeping tot de vergadering worden vermeld.

26.2 In geval van ontbinding van de vennootschap krachtens besluit van de algemene vergadering worden de bestuurders vereffenaars van het vermogen van de ontbonden vennootschap. De algemene vergadering kan besluiten andere personen tot vereffenaars te benoemen.

26.3 Gedurende de vereffening blijven de bepalingen van deze statuten zo veel mogelijk van kracht.

26.4 Hetgeen na voldoening van de schulden van de ontbonden vennootschap is overgebleven, wordt overgedragen aan de aandeelhouders, naar evenredigheid van het gezamenlijke nominale bedrag van ieders aandelen.

27 Eerste boekjaar

Het eerste boekjaar van de vennootschap eindigt op eenendertig december tweeduizend zesentwintig. Dit artikel met opschrift vervalt na afloop van het eerste boekjaar.

Slot

De comparant is mij, notaris, bekend.

Deze akte is verleden te Amsterdam op de datum aan het begin van deze akte vermeld. De zakelijke inhoud van deze akte is aan de comparant opgegeven en toegelicht. De comparant heeft verklaard op volledige voorlezing van de akte geen prijs te stellen, tijdig voor het verlijden van de inhoud daarvan te hebben kennisgenomen en met de inhoud in te stemmen. Onmiddellijk na beperkte voorlezing is deze akte eerst door de comparant en daarna door mij, notaris, ondertekend.

(volgt ondertekening)

UITGEGEVEN VOOR AFSCHRIFT

mr. B.C. Cornelisse notaris te Amsterdam

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CORB/VIERE/TIMB/5178314/40086644
#60937722

NOTE ABOUT TRANSLATION:
This document is an English translation of a deed (to be) executed in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. The definitions in article 1.1 of this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

AMENDMENT TO THE ARTICLES OF ASSOCIATION
(*Nasdaq Investment Firm B.V.*)

This ninth day of March two thousand twenty-six, there appeared before me, Bastiaan Cornelis Cornelisse, civil law notary officiating in Amsterdam, the Netherlands:
Eline Hedwig Viersen, born in The Hague, the Netherlands, on the nineteenth day of August nineteen hundred eighty-seven, with office address at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands.
The person appearing declared the following:
on the ninth day of March two thousand twenty-five the general meeting of **Nasdaq Investment Firm B.V.**, a private limited liability company *(besloten vennootschap met beperkte aansprakelijkheid)* under Dutch law, having its official seat in Amsterdam, the Netherlands, and with address at Parklaan 36, 3016 BC Rotterdam, the Netherlands, registered with the Dutch trade register under number 99669811 (**Company**), resolved to amend and completely readopt the articles of association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a copy of a shareholders' resolution, which shall be attached to this deed (***Annex***).
The articles of association of the Company were established by a notarial deed, executed on the thirtieth day of January two thousand twenty-six before B.C. Cornelisse, civil law notary officiating in Amsterdam, the Netherlands. The articles of association of the Company have not been amended since.
In implementing the aforementioned resolution, the articles of association of the Company are hereby amended and completely readopted as follows:

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ARTICLES OF ASSOCIATION:

1 Definitions

1.1 In these articles of association the following words shall have the following meanings:

Board of Directors: the board of the Company, consisting of one or more executive directors and one or more non-executive directors;
Company Body: the Board of Directors or the General Meeting;
Director: a member of the Board of Directors; unless the contrary is expressed, this includes each executive director and each non-executive director;
General Meeting: the general meeting of the Company;
IFD: Investment Firm Directive (EU) 2019/2034, as amended from time to time;
IFR: Investment Firm Regulation (EU) 2019/2033, as amended from time to time;
Inability: inability as referred to in Section 2:244 paragraph 4 of the Dutch Civil Code, including the event that the relevant person claims inability for a certain period of time in writing;
in writing: by letter, e-mail, or by a legible and reproducible message otherwise electronically sent, provided that the identity of the sender can be sufficiently established;
Share: a share in the capital of the Company;
Shareholder: a holder of one or more Shares;
Transferees: has the meaning assigned thereto in Article 9.4;
Transferor: has the meaning assigned thereto in Article 9.2;
Wft: Financial Supervision Act (*Wet op het financieel toezicht*), as amended from time to time.

1.2 References to Articles shall be deemed to refer to articles of these articles of association, unless the contrary is apparent.

2 Name and official seat

2.1 The Company's name is:
Nasdaq Investment Firm B.V.

2.2 The official seat of the Company is in Amsterdam, the Netherlands.

3 Objects

The objects of the Company are to provide services as an investment company within the meaning of Section 1:1 of the Wft, including providing investment services and ancillary services to its clients, as well as to participate in and to manage other enterprises and companies, to finance, to render guarantees and to provide security for the debts of the Company and third parties and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

4 Capital

4.1 The nominal value of each Share equals one euro (EUR 1.00).

4.2 All Shares shall be registered. No share certificates shall be issued.

5 Register

The Board of Directors shall keep a register with the names and addresses of all Shareholders, pledgees and usufructuaries.

6 Issuance of Shares

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6.1 Shares shall be issued pursuant to a resolution of the General Meeting. The General Meeting may transfer this authority to the Board of Directors and may also revoke such transfer.

6.2 A resolution to issue Shares shall stipulate the issue price and the other conditions.

6.3 Upon issuance of Shares, each Shareholder shall have a right of pre-emption in proportion to the aggregate nominal value of his Shares, subject to the limitations prescribed by law and subject to Article 6.4.

6.4 Prior to each issuance of Shares, the right of pre-emption may be limited or excluded by the Company Body competent to issue such Shares.

6.5 The above provisions of this Article 6 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

6.6 The issue of a Share shall require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the issuance shall be parties.

6.7 The full nominal value of each Share must be paid in upon issuance.

7 Own Shares and reduction of the issued capital

7.1 Fully paid in own Shares or depositary receipts thereof shall be acquired pursuant to a resolution of the Board of Directors, in addition to which a resolution to acquire Shares or depositary receipts thereof for a consideration shall be subject to approval of the General Meeting.

7.2 The General Meeting may resolve to reduce the Company's issued capital.

8 Transfer of Shares

8.1 The transfer of a Share shall require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer shall be parties.

8.2 Unless the Company itself is party to the legal act, the rights attributable to any Share can only be exercised after the Company has acknowledged said transfer or said deed has been served upon it in accordance with the provisions of the law.

9 Blocking clause (approval General Meeting)

9.1 A transfer of one or more Shares can only be effected with due observance of the provisions set out in this Article 9, unless (i) all Shareholders have approved the contemplated transfer in writing, which approval shall then be valid for a period of three (3) months, or (ii) the Shareholder concerned is obliged by law to transfer his Shares to a former Shareholder or (iii) it concerns the acquiring of fully paid in own Shares.

9.2 A Shareholder wishing to transfer one or more of his Shares (**Transferor**) shall require the approval of the General Meeting for such transfer. The request for approval shall be made by the Transferor by means of a written notification to the Board of Directors, stating the number of Shares he wishes to transfer and the person or persons to whom the Transferor wishes to transfer such Shares. The Board of Directors shall be obliged to convene and to hold a General Meeting to discuss the request for approval within six (6) weeks from the date

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of receipt of the request. The contents of such request shall be stated in the convocation.

9.3 The Transferor may transfer the total number of Shares to which the request relates, and not part thereof, to the person or persons named in the request within a period of three (3) months after the General Meeting granted the approval requested.

9.4 If:

(a) the General Meeting does not adopt a resolution regarding the request for approval within six (6) weeks after the request has been received by the Board of Directors; or

(b) the approval has been refused without the General Meeting having informed the Transferor, at the same time as the refusal, of one or more transferees that wish to purchase all the Shares to which the request for approval relates for payment in cash (**Transferees**),

the approval requested shall be considered to have been granted, in the event mentioned under (a), on the final day of the six (6) week period mentioned under (a).

9.5 The Shares to which the request for approval relates can be purchased by the Transferees at a price to be mutually agreed between the Transferor and the Transferees or by one or more experts jointly appointed by them. If they do not reach agreement on the price or the expert or experts, as the case may be, the price shall be determined by three (3) independent experts, one (1) to be appointed by the Transferor, one (1) to be appointed by the Transferee or Transferees and the third to be jointly appointed by the experts thus appointed. The appointed experts shall be authorised to inspect all books and records of the Company and to obtain all such information as will be useful to them in determining the price.

9.6 Within one (1) month of the price being determined, the Transferees must give notice to the Board of Directors of the number of Shares to which the request for approval relates they wish to purchase. A Transferee who fails to submit notice within said term shall no longer be regarded as a Transferee. Once the notice mentioned in the preceding sentence has been given, a Transferee can only withdraw with the consent of the other Transferees.

9.7 The Transferor may withdraw within one (1) month after the day of being informed to which Transferee or Transferees all the Shares to which the request for approval relates can be sold and at what price. The Transferor is obliged to cooperate with the transfer of the Shares within two (2) weeks after lapse of that term. If the Transferor does not withdraw timely, and does not meet his obligation to transfer within the said term, the Company shall be irrevocably authorised to transfer the Shares to the Transferee or Transferees. If the Board of Directors proceeds with such transfer, it shall immediately give notice thereof to the Shareholder concerned. If the Company effectuates the transfer, the Company is entitled to accept the purchase price on behalf of the party entitled thereto, under the obligation to forward the purchase price to such party, after deduction of the expenses chargeable to such party, as soon as

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possible but at the latest ten (10) business days after receipt of the bank account number designated by such party for this purpose.

9.8 All notifications and notices referred to in this Article 9 shall be made by certified mail or against acknowledgement of receipt. The convocation of the General Meeting shall be made in accordance with the provisions of these articles of association.

9.9 All costs of the appointment of the expert or experts, as the case may be, and their determination of the price, shall be borne by:

(a) the Transferor if he withdraws;

(b) the Transferor for a half and the buyers for the other half, provided that if the Shares are purchased by one or more Transferees, each buyer shall contribute to such costs in proportion to the number of Shares purchased by that buyer;

(c) the Company, in cases not provided for under (a) or (b).

9.10 The preceding provisions of this Article 9 shall apply by analogy to rights to subscribe for Shares and rights of pre-emption.

10 Pledge and usufruct

10.1 The provisions of Article 8 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct in Shares.

10.2 The voting rights attributable to a Share may not be assigned to the pledgee or the usufructuary.

10.3 Pledgees or usufructuaries cannot be granted the rights designated by law to holders of depositary receipts of Shares to which meeting right is attached.

11 Directors

11.1 The Board of Directors shall consist of one or more executive directors and one or more non-executive directors. The number of executive directors and non-executive directors shall be determined by the General Meeting.

11.2 Directors are appointed by the General Meeting. Upon appointment the General Meeting determines whether a Director shall be appointed as an executive director or as a non-executive director.

11.3 The General Meeting designates one of the non-executive directors as chairperson of the Board of Directors.

11.4 The executive directors shall in particular be entrusted with the day-to-day management of the Company and the enterprise connected with it and the non-executive directors shall have the duty of supervising the Directors performing their duties. This last duty cannot be deprived from the non-executive directors by means of an allocation of duties. Both individuals and legal entities can be executive directors. Only individuals can be non-executive directors.

11.5 A Director may be suspended or dismissed by the General Meeting at any time. An executive director may also be suspended by the Board of Directors. A suspension by the Board of Directors may be discontinued at any time by the General Meeting.

11.6 The authority to establish a remuneration and other conditions of employment for Directors is vested in the General Meeting.

12 Management duties, decision-making, allocation of duties and conflict of

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interest

12.1 The Board of Directors shall be entrusted with the management of the Company. In performing their duties the Directors shall act in accordance with the interests of the Company and the enterprise connected with it, which interest includes but is not limited to the interest of (i) clients for which the Company provides investment services as defined in the Wft and (ii) the Shareholder and the companies that form part of the group of companies to which the Company belongs. Furthermore, the Management Board is, amongst other things, also responsible for compliance by the Company with laws and regulations.

12.2 Each Director may cast one (1) vote in the Board of Directors.

12.3 All resolutions of the Board of Directors shall be adopted by more than half of the votes cast.

12.4 Resolutions of the Board of Directors may be adopted outside of a meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Directors then in office and none of them objects to this manner of adopting resolutions.

12.5 The Board of Directors may establish further rules regarding its decision-making process and working methods. In this context, the Board of Directors may also determine the duties for which each Director in particular shall be responsible. In doing so, the Board of Directors is not allowed to deviate from the allocation of duties for executive and non-executive directors as described in Article 11.4. In conformity with Section 2:239a paragraph 3 of the Dutch Civil Code the Board of Directors may determine that a Director can make legally valid decisions concerning matters belonging to its duties. Such rules and allocation of duties must be put in writing and the General Meeting may decide that such rules and allocation of duties shall be subject to its approval.

12.6 A Director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Director and the Company and the enterprise connected with it. If there is such a personal conflict of interest in respect of all Directors, the preceding sentence does not apply and the Board of Directors shall maintain its authority, without prejudice to Article 13.2.

13 Approval of resolutions Board of Directors

13.1 The General Meeting may require resolutions of the Board of Directors to be subject to its approval. The Board of Directors shall be notified in writing of such resolutions, which shall be clearly specified.

13.2 A resolution of the Board of Directors with respect to a matter involving a direct or indirect personal conflict of interest between one or more Directors and the Company and the enterprise connected with it shall be subject to the approval of the General Meeting.

13.3 The Board of Directors may enter into the legal acts referred to in Section 2:204 of the Dutch Civil Code without the prior approval of the General Meeting.

13.4 The absence of approval by the General Meeting of a resolution as referred to in this Article 13 shall not affect the authority of the Board of Directors or the

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Directors to represent the Company.

14 Representation

14.1 The Company shall be represented by the Board of Directors. Each executive director shall also be authorised to represent the Company.

14.2 The Board of Directors may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The Board of Directors shall determine each officer's title. Such officers may be registered with the Dutch trade register, indicating the scope of their power to represent the Company.

15 Vacancy or Inability of the Directors

15.1 If the seat of an executive director is vacant or upon the Inability of an executive director, the remaining executive directors or remaining executive director shall temporarily be entrusted with the executive management of the Company. If the seats of all executive directors are vacant or upon the Inability of all executive directors or the sole executive director, as the case may be, the executive management of the Company shall temporarily be entrusted to the non-executive directors, with the authority to temporarily entrust the executive management of the Company to one or more non-executive directors and/or one or more other persons.

15.2 If the seat of a non-executive director is vacant or upon Inability of a non-executive director, the remaining non-executive directors or remaining non-executive director shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that non-executive director. If the seats of all non-executive directors are vacant or upon Inability of all non-executive directors or the sole non-executive director, as the case may be, the General Meeting shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of non-executive directors to one or more other individuals.

16 Financial year and annual accounts

16.1 The Company's financial year shall be the calendar year.

16.2 Annually, not later than five (5) months after the end of the financial year, unless by reason of special circumstances this period is extended by the General Meeting by not more than five (5) months, the Board of Directors shall prepare annual accounts and deposit the same for inspection by the Shareholders at the Company's office.

16.3 Within the same period, the Board of Directors shall also deposit the management report for inspection by the Shareholders.

16.4 The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.

16.5 The annual accounts shall be signed by the Directors. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.

16.6 The Company may, and if the law so requires shall, appoint an accountant to audit the annual accounts. Such appointment shall be made by the General

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Meeting.

16.7 The General Meeting shall adopt the annual accounts. Signing of the annual accounts by the Directors does not constitute as adoption by the General Meeting, not even when each Shareholder is also a Director.

16.8 The General Meeting may grant full or limited discharge to the Directors for the management pursued.

16.9 The preceding provisions of this Article 16 shall not apply if Section 2:395a, Section 2:396 or Section 2:403 of the Dutch Civil Code applies to the Company and states otherwise.

17 Profits and distributions

17.1 The General Meeting has the authority to allocate the profits determined by adoption of the annual accounts. If the General Meeting does not adopt a resolution regarding the allocation of the profits prior to or at the latest immediately after the adoption of the annual accounts, the profits shall be reserved.

17.2 The General Meeting has the authority to make distributions subject to the requirements under the Wft, and taking into account the restrictions imposed by the IFD/IFR. If the Company is required by law to maintain reserves, this authority only applies to the extent that the equity exceeds these reserves. No resolution of the General Meeting to distribute shall have effect without the consent of the Board of Directors. The Board of Directors may withhold such consent only if it knows or reasonably should expect that after the distribution, the Company will be unable to continue the payment of its due debts.

18 General Meeting

18.1 At least one (1) General Meeting, the annual General Meeting, shall be held or at least once a resolution shall be adopted in accordance with Article 24 during each financial year.

18.2 General Meetings shall be convened by and held as often as the Board of Directors deems such necessary. General Meetings may also be convened by Shareholders, representing in the aggregate at least half of the Company's issued capital.

18.3 One or more Shareholders representing individually or jointly at least one per cent (1%) of the Company's issued capital may request the Board of Directors in writing to convene a General Meeting, stating specifically the subjects to be discussed. If the Board of Directors has taken insufficient action such that the meeting cannot be held within four (4) weeks after receipt of the request, the applicants shall be authorised to convene a meeting themselves.

19 Notice and venue of meetings

19.1 In implementation of the convocation, notice of a meeting may be given by (i) the person(s) who has or have convened the meeting, as well as (ii) each Director and (iii) the person(s) designated for that purpose at the convocation (if applicable).

19.2 Notice of the meeting shall be given no later than on the eighth (8th) day before the date of the meeting.

19.3 The notice of the meeting shall specify the subjects to be discussed.

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19.4 A subject for discussion of which discussion has been requested in writing not later than thirty (30) days before the day of the meeting by one or more Shareholders who individually or jointly represent at least one per cent (1%) of the Company's issued capital, shall be included in the notice or shall be notified in the same way as the other subjects for discussion, provided that no important interest of the Company dictates otherwise.

19.5 The notice of the meeting shall be sent by letters to the addresses of the Shareholders, shown in the register referred to in Article 5. Shareholders may be sent notice of the meeting by means of a legible and reproducible message electronically sent to the address stated by them for this purpose to the Company.

19.6 General Meetings are held in the municipality in which, according to these articles of association, the Company has its official seat. General Meetings may also be held elsewhere, provided that all Shareholders have consented to the place of the meeting and prior to the decision-making process, the Directors have been given the opportunity to render advice.

20 Admittance

20.1 Each Shareholder shall be entitled to attend any General Meeting, to address that meeting and, if the voting rights accrue to him, to exercise his voting rights. Shareholders may be represented in a General Meeting by a proxy authorised in writing.

20.2 At a meeting, each Shareholder or his representative must sign the attendance list. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

20.3 The Directors shall have the right to give advice in the General Meetings.

20.4 The chairperson of the meeting shall decide on the admittance of other persons to the meeting.

21 Chairperson and secretary of the meeting

21.1 The chairperson of a General Meeting shall be appointed by more than half of the votes cast by the persons with voting rights present at the meeting. Until such appointment is made, a Director shall act as chairperson, or, if no Director is present at the meeting, the eldest person present at the meeting shall act as chairperson.

21.2 The chairperson of the meeting shall appoint a secretary for the meeting.

22 Minutes and recording of shareholders' resolutions

22.1 The secretary of a General Meeting shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairperson and the secretary of the meeting and as evidence thereof shall be signed by them.

22.2 The Board of Directors shall keep record of all resolutions adopted by the General Meeting. If the Board of Directors is not represented at a meeting, the chairperson of the meeting or the chairperson's representative shall ensure that the Board of Directors is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company's office for inspection by the Shareholders. Each of them shall be provided with a copy of or an extract from the records upon request.

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23 Resolutions

23.1 Each Share confers the right to cast one (1) vote.

23.2 To the extent that the law or these articles of association do not require a qualified majority, all resolutions of the General Meeting shall be adopted by more than half of the votes cast.

23.3 If there is a tie in voting, the proposal shall be deemed to have been rejected.

23.4 If the formalities for convening and holding of General Meetings, as prescribed by law or these articles of association, have not been complied with, valid resolutions by the General Meeting may only be adopted in a meeting if all Shareholders have consented to the decision-making process taking place and prior to the decision-making process, Directors have been given the opportunity to render advice.

23.5 No voting rights may be exercised in the General Meeting for any Share held by the Company or a subsidiary, nor for any Share for which the Company or a subsidiary holds the depositary receipts. The Company or a subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

24 Resolutions without holding meetings

24.1 Shareholders' resolutions may also be adopted in a manner other than at a meeting, provided that all Shareholders have given consent to such decision-making process in writing. The votes shall be cast in writing. Prior to the adoption of resolutions, Directors shall be given the opportunity to render advice.

24.2 For the purposes of Article 24.1 the requirement of votes to be cast in writing shall also be met in case the resolution is recorded in writing or electronically, indicating the manner in which each vote is cast and such resolution is signed by all Shareholders.

24.3 As soon as the Board of Directors is acquainted with the resolution it shall keep record thereof and add such record to those referred to in Article 22.2.

25 Amendment articles of association

The General Meeting may resolve to amend these articles of association. When a proposal to amend these articles of association is to be made at a General Meeting, this must be stated in the notice of such meeting. Simultaneously, a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company's office for inspection by the Shareholders, until the end of the meeting.

26 Dissolution and liquidation

26.1 The Company may be dissolved pursuant to a resolution to that effect by the General Meeting. When a proposal to dissolve the Company is to be made at a General Meeting this must be stated in the notice of such meeting.

26.2 If the Company is dissolved pursuant to a resolution of the General Meeting, the Directors shall become liquidators of the dissolved Company's property. The General Meeting may decide to appoint other persons as liquidators.

26.3 During liquidation, to the extent possible the provisions of these articles of association shall continue to apply.

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26.4 The balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each.

27 First financial year

The first financial year of the Company shall end on the thirty-first day of December two thousand twenty-six. This Article and its heading shall cease to exist after the end of the first financial year.

End

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

LOYENS LOEFF

CORB/VIERE/TIMB/5178314/40086644
#60927861
Execution copy

ISSUANCE OF SHARES
(*Nasdaq Investment Firm B.V.*)

This ninth day of March two thousand twenty-six, there appeared before me, Bastiaan Cornelis Cornelisse, civil law notary officiating in Amsterdam, the Netherlands:
Eline Hedwig Viersen, born in The Hague, the Netherlands, on the nineteenth day of August nineteen hundred eighty-seven, with office address at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands, in this respect acting as authorised representative in writing of:

1 **Nasdaq Technology AB**, a limited liability company (*Aktiebolag*) under the laws of Sweden, having its official seat in Stockholm, Sweden, and with address at Mäster Samuelsgatan 56, 111 21 Stockholm, Sweden, registered with the Swedish trade and commerce register (*Bolagsverket*) in Stockholm, Sweden, under number 556314-8138 (**Shareholder**); and
2 **Nasdaq Investment Firm B.V.**, a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) under Dutch law, having its official seat in Amsterdam, the Netherlands, and with address at Parklaan 36, 3016 BC Rotterdam, the Netherlands, registered with the Dutch trade register under number 99669811 (**Company**).

Powers of attorney
The authorisation of the person appearing is evidenced by two (2) written powers of attorney, copies of which shall be attached to this deed (***Annex I***).
The person appearing declared the following:

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WHEREAS:

(A) on the ninth day of March two thousand twenty-six, the general meeting of the Company resolved (**Resolution**) to issue to the Shareholder seventy-four thousand nine hundred ninety-nine (74,999) shares in the capital of the Company, with a nominal value of one euro (EUR 1.00) each, numbered 2 up to and including 75,000 (**New Shares**); the adoption of the Resolution is evidenced by a shareholders' resolution, which shall be attached to this deed (***Annex II***); and

(B) the Company and the Shareholder shall hereby effect the issuance of the New Shares, for the number and with the numbering as described in recital (A), on the terms and conditions set out in the Resolution and in this deed.

THE SHAREHOLDER AND THE COMPANY HAVE AGREED AS FOLLOWS:

1 Issuance

1.1 Subject to the terms and conditions set out in the Resolution and in this deed, the Company issues the New Shares to the Shareholder, for the number and with the numbering as described in recital (A), and the Shareholder accepts the New Shares from the Company.

1.2 The New Shares are registered, and no share certificates (*aandeelbewijzen*) shall be issued for the New Shares.

1.3 The Company shall register the issuance of the New Shares in its register.

2 Issue price. Payment

2.1 The New Shares are issued at an issue price of seventy-four thousand nine hundred ninety-nine euros (EUR 74,999) in the aggregate.

2.2 The full amount of the issue price is paid by the Shareholder. The Company gives full discharge for the payment made.

3 Warranties Company

The Company warrants to the Shareholder that, on this day, the following is correct:

(a) the Company is a private limited liability company under Dutch law, duly incorporated by notarial deed executed on the thirtieth day of January two thousand twenty-six, before Bastiaan Cornelis Cornelisse, civil law notary officiating in Amsterdam, the Netherlands; the articles of association of the Company have not been amended since;

(b) the Company is currently registered with the Dutch trade register under number 99669811; the information regarding the Company which is registered with the Dutch trade register is correct and complete;

(c) the Company has not been dissolved, and no resolution has been adopted to dissolve the Company, nor has any request thereto been filed; the Company has not received any notice from the Dutch Chamber of Commerce under Section 2:19a of the Dutch Civil Code;

(d) the Company has not been declared bankrupt, nor has a suspension of payment been declared, nor have any requests thereto been filed nor is there any reason to expect the same;

(e) immediately prior to this issuance of the New Shares, the issued capital of the Company consisted of one (1) share with a nominal value of one euro (EUR 1.00), which is fully paid in;

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(f) no person holds any right, conditional or unconditional, (including, but not limited to, options and debt instruments convertible into shares) against the Company to subscribe for or otherwise acquire shares in the capital of the Company;

(g) the issuance of the New Shares to the Shareholder is effected with due observance of all statutory provisions and provisions prescribed by the articles of association of the Company applicable thereto; and

(h) the Company's register is up-to-date and complete.

End

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

(was signed)

ISSUED FOR TRUE COPY

mr. B.C. Cornelisse notaris te Amsterdam